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                                                                    EXHIBIT 99.1

FOR IMMEDIATE RELEASE

                                    DIVIDEND
                                 DISTRIBUTION OF
                                 SHARE PURCHASE
                                     RIGHTS


NASSAU, THE BAHAMAS, September 8, 2000 - Teekay Shipping Corporation announced the adoption of a shareholder rights agreement which is designed to protect shareholders from coercive takeover tactics. In making its announcement, the Company said it is not aware of any effort to gain control of the Company. Under the rights agreement, each shareholder of record as of September 20, 2000, will receive a dividend of one purchase right for each share of the Company's outstanding common stock.

Bjorn Moller, the Company's President and Chief Executive Officer, stated: "The rights are designed to ensure that Teekay's shareholders receive fair and equal treatment in the event of any attempted takeover of Teekay and to guard against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control of Teekay without all shareholders receiving a pro rata portion of the control premium." The rights are similar to those adopted by many public companies. The rights will be exercisable if a person or group, who or which currently does not beneficially own 15% or more of Teekay's common stock, acquires 20% or more of the common stock (or any person or group, who or which currently beneficially owns 15% or more of Teekay's common stock, acquires an additional 5% or more of the common stock) or if a person or group announces a tender offer that would result in ownership by a person or group, who currently does not beneficially own 15% or more of Teekay's common stock, of 20% or more of the common stock (or by a current 15% or more shareholder or group of an additional 5% or more of the common stock).


Form 6-K - TEEKAY SHIPPING CORPORATION                                    PAGE 1
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Details of the rights are outlined in the Company's filings with the Securities and Exchange Commission and in a letter and summary of rights that will be mailed to shareholders shortly after the September 20, 2000 record date.

The rights agreement is intended to enable all Teekay's shareholders to realize the long-term value of their investment in the Company. It will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

Teekay Shipping Corporation is a leading provider of international crude oil and petroleum product transportation services through the world's largest fleet of medium-sized oil tankers. The Company's modern fleet has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

Teekay's common stock is listed on the New York Stock Exchange where it trades under the symbol "TK".


                        For further information contact:
                                  James Fraser
                             Tel: +1 (604) 844-6616
                             Fax: +1 (604) 844-6600
                         Email: james.fraser@teekay.com
                            Website: www.teekay.com